

September 29, 2012

VIA U.S. MAIL AND FACSIMILE

Kenneth W. Reitz
Associate General Counsel
TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Blvd.
Charlotte, North Carolina 28262

> Re: TIAA-CREF Life Separate Account VLI-2
>   M Intelligent Survivorship VUL Policy
>   Initial Registration Statement on Form N-6
>   File Nos. 333-183060; 811-22659

Dear Mr. Reitz:

The staff has reviewed the above-referenced registration statement, which the Commission received on August 3, 2012. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the marked courtesy copy of the registration statement, provided to the staff.

1. **General**

a. Please note that the filing has material information missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2. **Fee Table/Periodic Charges Other than Portfolio Operating Expenses (pp. 5-6)**

   a. Please clarify which fees are expressed on an annualized basis and which are expressed on some other (*e.g.*, monthly) basis.

   b. For clarity, please consider expressing the representative fee of certain charges (for example, the administrative charges for the BFA and SFA) in the same manner as the minimum/maximum fees for such charges. Currently, the minimum/maximum fee for certain charges is expressed on a per $1,000 basis, while the representative charge is expressed as a total dollar amount for a representative policy.

3. **Changing the BFA and SFA (p. 17)**

   c. *Unscheduled Increases:* The last bullet point in this subsection reserves the right to limit increases in the BFA or SFA to one increase in any 12-month period. Supplementally, please explain the circumstances under which this limitation may be imposed.

   d. *Scheduled increases:* In the first and second bullet points in this subsection, the prospectus reserves the right to limit scheduled increases in the SFA "based on financial underwriting reasons." Please clarify supplementally the types of "financial underwriting reasons" that may result in a limit on these scheduled increases.

4. **Riders and Endorsements (p. 35)**

   Overloan Protection Endorsement: Please bold the sentence in the third bullet point beginning, "The Overloan Protection Endorsement is not currently available…."

5. **Part C – Item 26**

   Except where permitted under Rule 483 of the Securities Act of 1933, please file actual rather than "form of" custodian agreements and administrative contracts.

6. **Signatures**

   As this registration statement is filed under the Investment Company Act of 1940 ("1940 Act") as well as the Securities Act of 1933, please include a reference to the 1940 Act in this section as required by Form N-6.

7. **Power of Attorney**

   Please provide a 1933 Act file number for this registration statement on the power of attorney.

8. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Office of Insurance Products